EXHIBIT 99.1

Solaris Expands Leadership Team

HIGHLIGHTS:

  Solaris advances emigration by expanding its leadership team
    Richard Hughes appointed as CFO to lead the finance and associated functions
    Patrick Chambers appointed as VP, Investor Relations to drive global investor engagement
    Ignacio Shimamoto appointed as VP, Finance to oversee financial strategy
  Final emigration steps are complete subject to a few administerial matters

QUITO, Ecuador, Jan. 08, 2025 (GLOBE NEWSWIRE) -- Solaris Resources Inc. (“Solaris” or the “Company”) (TSX: SLS; NYSE: SLSR) is pleased to announce the strengthening of its leadership team with the appointment of Richard Hughes as Chief Financial Officer and Company Secretary, Patrick Chambers as Vice President Investor Relations and Ignacio Shimamoto as Vice President Finance, effective immediately.

Richard, who succeeds Sunny Lowe as CFO, will lead the finance function leveraging his recent experience as CFO and Executive Director of Trident Royalties PLC, which was recently acquired. With over 20 years in the natural resources sector, Richard has a strong track record of generating value for all stakeholders through his significant knowledge across strategy, capital markets and corporate finance. Patrick will drive global investor engagement, leveraging his strong geological, investor relations and business development background. Over the past 12 years, Patrick has worked across a number of commodities, focusing exclusively on Latin America. Ignacio joins Solaris as VP, Finance where he will lead financial strategy which includes external and internal reporting, financial modelling, and oversee procurement and contract management. He will focus on enhancing operational efficiency, strengthening compliance, and supporting the Company’s growth through strategic planning, financial oversight, and valuations of projects and investments.

Matthew Rowlinson, President and CEO commented, “I am delighted to welcome Richard, Patrick and Ignacio to the management team and look forward to working closely with them to execute our strategy of maximizing returns for all stakeholders. I would also like to thank the outgoing Solaris team for their service to the Company and for playing a pivotal role in establishing the Warintza project as a world-class multi-generational copper deposit. 2025 is an exciting year for the Company as the project continues de-risking activities and I look forward to keeping the market updated on the value accretive progress.”

About Richard Hughes: Chief Financial Officer
Richard Hughes has over 20 years of experience in the natural resources sector with a strong value creation track record and significant knowledge across strategy, capital markets and corporate finance. Richard most recently served as CFO and Executive Director of Trident Royalties PLC, a position he assumed in September 2022 until its acquisition in late 2024. Prior to joining Trident, he founded an independent consultancy providing corporate finance advisory services to both mining and royalty finance companies. Before that he was a senior member of the Metals and Mining Investment Banking team at RBC Capital Markets based in London from 2010 to 2018. Richard began his career at CIBC, where he was a member of the Global Mining Group. Richard holds an MA (Oxon) in Economics and Management, from the University of Oxford, UK.

In connection with his appointment, Mr. Hughes has agreed to subscribe for C$350,000 of common shares from the Company pursuant to a private placement.

About Patrick Chambers: Vice President, Investor Relations
Patrick Chambers is a metals and mining investor relations professional with an extensive track record across a range of commodities with a focus on Latin America. Starting his career as an exploration geologist with Fresnillo PLC in Mexico, he transitioned into a corporate finance role before then relocating to London to join their investor relations team. Patrick most recently served as Head of Investor Relations at Horizonte Minerals focused on Brazil where he shaped their IR programme as the company transitioned from a development company towards production. Patrick holds a BSc in Geology from Edinburgh University, UK.

About Ignacio Shimamoto: Vice President, Finance
Ignacio Shimamoto is a senior finance executive with over 20 years of experience in financial planning, business improvement, acquisitions, and cost optimization within the natural resources sectors. He has a proven ability to enhance performance, streamline processes, and drive operational efficiencies in complex, multicultural environments. Having served as Finance Manager for Copper Peru at Glencore where he led the financial operations of strategic projects such as Antapaccay and Coroccohuayco, he was later appointed Regional Finance Manager and Business Improvements where he led continuous improvement strategies and financial optimization initiatives across mining operations in Argentina, Chile, and Peru. Ignacio began his career with Shell Argentina and later advanced through senior positions at Minera Alumbrera, where he gained extensive expertise in the mining and oil sectors, specializing in corporate finance, cost analysis, and project evaluation.

Final Emigration Steps
The Company announces that the final emigration steps are now complete, subject to a few administerial matters. See the Company’s news release dated November 20, 2024, for additional detail.

On behalf of the Board of Solaris Resources Inc.

“Matthew Rowlinson”
President & CEO, Director

For Further Information

Patrick Chambers, VP Investor Relations
Email: pchambers@solarisresources.com

About Solaris Resources Inc.

Solaris is a copper-gold exploration and development company, committed to a sustainable future by empowering communities and stakeholders through our dedication to participatory and responsible mining. The Warintza Project, a large copper-gold porphyry deposit, with a disclosed resource endowment of over 2.3Bn tonnes is a unique, global scale and multigenerational asset with low capital intensity located in southeast Ecuador. The Company also owns a series of grassroot exploration projects with discovery potential in Peru and Chile and a 60% interest in the La Verde joint-venture project with a subsidiary of Teck Resources in Mexico.

Cautionary Notes and Forward-looking Statements

This document contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation (collectively “forward-looking statements”). The use of the words “will” and “expected” and similar expressions are intended to identify forward-looking statements. These statements include statements regarding the Company’s future growth or value, and expectations regarding the performance and focus of the new management team and Board of Directors; the terms of the private placement; the ability of the Company to satisfy regulatory, stock exchange and commercial closing conditions of the private placement; and the timing, benefits, structure and completion of the proposed emigration. Although Solaris believes that the expectations reflected in such forward-looking statements and/or information are reasonable, readers are cautioned that actual results may vary from the forward-looking statements. The Company has based these forward-looking statements and information on the Company’s current expectations and assumptions about future events including assumptions regarding the exploration and regional programs. These statements also involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements, including the risks, uncertainties and other factors identified in the Solaris Management’s Discussion and Analysis, for the year ended December 31, 2023 available at www.sedarplus.ca. Furthermore, the forward-looking statements contained in this news release are made as at the date of this news release and Solaris does not undertake any obligation to publicly update or revise any of these forward-looking statements except as may be required by applicable securities laws.